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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             dated January 16, 2003


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                       ---
                       (Translation of Registrant's Name)


                           Station House, Station Road
                                  Barnes Common
                            London, SW13 OHT, England
                  Tel: (44) 20-8342-2939 Fax: (44) 20-8392-1000
                  ---------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.

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

         Attached hereto as an exhibit to this Form 6-K is a press release issued by Registrant dated January 15, 2003. The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    January 16, 2003

                                        WORLD GAMING PLC


                                        By: /s/ Nicholas Jackson
                                            --------------------
                                        Name:  Nicholas Jackson
                                        Title:  Chairman

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit
-------           ----------------------

1 Press Release: World Gaming PLC Announcement Regarding CEO, dated January 15, 2003

                   WORLD GAMING PLC ANNOUNCEMENT REGARDING CEO

LONDON, UK, January 15, 2003 - World Gaming plc (OTC BB: WGMGY), Mr. David Craven's employment as Chief Executive Officer of World Gaming Plc has ceased with effect from 13th January 2003. Mr Craven had been suspended, pending investigation of allegations against him, since 18th December 2002. These allegations were to have been fully discussed with him at a Board Meeting on the 17th January 2003. However, he has now notified the Company that he considers his employment to be at an end forthwith, and alleges that he has been unfairly dismissed, an allegation strongly denied by the Company.

World Gaming Plc is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino, which targets only customers outside North America, is operated by its subsidiary, World Gaming Services, Inc., also incorporated and operating out of Antigua.

Contact:

Investor Relations
World Gaming plc
njackson@skynet.be

         Statements contained in this news release that are forward-looking statements are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbour" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in World Gaming's forward-looking statements. Other applicable risks, cautionary statements and factors that could cause actual results to differ from World Gaming's forward-looking statements are included in World Gaming's filings with the Securities and Exchange Commission, specifically in the "risk factors" section of World Gaming's Annual Report on Form 20F filed on August 22, 2002 and its subsequent 6-K filings on October 17, 2002 and November 15, 2002. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.